

QUINTAIROS, PRIETO, WOOD & BOYER, P.A.
233 BROADWAY, SUITE 2120
NEW YORK, NY 10279
P: (212) 226-4026 ♦ F: (212) 226-4027

(212) 226-4026 x2747
Email: anthony.varbero@qpwblaw.com

Very truly yours,

Anthony C. Varbero